FILED PURSUANT TO RULE 433

File No. 333-216372

CITIGROUP INC.

$2,000,000,000

4.075% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2029

Terms and Conditions

Issuer:	Citigroup Inc.

Ratings*:	Baa1 / BBB+ / A (Positive Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	April 16, 2018

Settlement Date:	April 23, 2018 (T+5 days)

Maturity:	April 23, 2029

Par Amount:	$2,000,000,000

Treasury Benchmark:	2.750% due February 15, 2028

Treasury Price:	$99-11+

Treasury Yield:	2.825%

Re-offer Spread to Benchmark:	T10+125 bp

Re-offer Yield:	4.075%

Fixed Rate Coupon:	4.075%, payable semiannually in arrears from and including the Settlement Date to, but excluding, April 23, 2028 (the “fixed rate period”).

Floating Rate Coupon:	An annual floating rate equal to three-month USD LIBOR plus 1.192%, payable quarterly in arrears from and including April 23, 2028 (the “floating rate period”).

Floating Rate:	3 month USD –BBA–LIBOR Reuters LIBOR01. See “LIBOR Discontinuance” below.

Public Offering Price:	100.00%

Net Proceeds to Citigroup:	$1,991,500,000 (before expenses)

Interest Payment Dates:	During the fixed rate period, each of April 23 and October 23, beginning October 23, 2018, and during the floating rate period, each of July 23, 2028, October 23, 2028, January 23, 2029, and April 23, 2029, beginning on July 23, 2028. Following business day convention during the fixed rate period. Modified following business day convention during the floating rate period. Business days New York.

Day Count:	30/360 during the fixed rate period, Actual/360 during the floating rate period

LIBOR Discontinuance:

Notwithstanding the last two paragraphs of “Description of Debt Securities—Interest Rate Determination—Floating Rate Notes—LIBOR Notes” in the Issuer’s Prospectus dated August 4, 2017 (the “Prospectus”), if, on or prior to any interest determination date during the floating rate period, the Issuer (or one of its affiliates) determines that 3 month LIBOR has been discontinued or is permanently no longer being published, the Issuer (or such affiliate) will use a substitute or successor base rate that it has determined, in its sole discretion after consulting any source it deems to be reasonable, is (a) the industry-accepted substitute or successor base rate or (b) if there is no such industry-accepted substitute or successor base rate, a substitute or successor base rate that is most comparable to 3 month LIBOR.

Upon selection of a substitute or successor base rate, the Issuer (or such affiliate) may determine, in its sole discretion after consulting any source it deems to be reasonable, the day count, the business day convention, the definition of business day, the interest determination date and any other relevant methodology or definition for calculating such substitute or successor base rate, including any adjustment factor it determines is needed to make such substitute or successor base rate comparable to 3 month LIBOR, in a manner that is consistent with any industry-accepted practices for such substitute or successor base rate.

The interests of the Issuer (or its affiliate) in making the determinations described above may be adverse to your interests as a holder of the notes and may have an adverse effect on the value of and return on the notes.

Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply

CITIGROUP INC.

$2,000,000,000

4.075% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2029

Redemption at Issuer Option:

We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after October 23, 2018 and prior to April 23, 2028 upon at least 15 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the sum of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the Make-Whole Amount (as defined in the Prospectus), if any, with respect to such notes. The Reinvestment Rate (as defined in the Prospectus) will equal the Treasury Yield defined therein calculated to April 23, 2028, plus 0.200%.

We may redeem the notes, at our option, (i) in whole, but not in part, on April 23, 2028, or (ii) in whole at any time or in part from time to time, on or after January 23, 2029 upon at least 15 days’ but no more than 60 days’ notice to holders of the notes at a redemption price equal to the sum of 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

Redemption for Tax Purposes:	We may redeem the notes, at our option, in whole at any time, but not in part at a redemption price equal to 100% of the principal amount of the notes plus accrued and unpaid interest thereon to, but excluding, the date of redemption, if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons.

Sinking Fund:	Not applicable

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof

CUSIP:	172967LW9

ISIN:	US172967LW98

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:

ABN AMRO Securities (USA) LLC

BBVA Securities Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

Citizens Capital Markets, Inc.

Danske Markets Inc.

Lloyds Securities Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

UniCredit Capital Markets LLC

CITIGROUP INC.

$2,000,000,000

4.075% FIXED RATE / FLOATING RATE CALLABLE SENIOR NOTES DUE 2029

Junior Co-Managers:

Academy Securities, Inc.

ANZ Securities, Inc.

Bank of China Limited, London Branch

BNY Mellon Capital Markets, LLC

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

IFS Securities, Inc.

Industrial and Commercial Bank of China (Asia) Limited

Mizuho Securities USA LLC

Multi-Bank Securities, Inc.

R. Seelaus & Co., Inc.

RBS Securities Inc.

Samuel A. Ramirez & Company, Inc.

Skandinaviska Enskilda Banken AB (publ)

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

Swedbank AB (publ)

TD Securities (USA) LLC

UBS Securities LLC

Westpac Capital Markets, LLC
The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-216372. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.